

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

Via E-mail
Anthony C. Schnur
President and Chief Executive Officer
Lucas Energy, Inc.
3555 Timmons Lane, Suite 1550
Houston, Texas 77027

> **Re:** **Lucas Energy, Inc.**
> **Form 10-K for Fiscal Year ended March 31, 2013**
> **Filed June 28, 2013**
> **File No. 001-32508**

Dear Schnur:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended March 31, 2013

Properties, page 17

Areas of Activities, page 17

1. Please expand the tabular presentation of your total acreage to present the total gross and net developed and undeveloped acreage amounts per the disclosure requirements in Item 1208 of Regulation S-K.

2. Please expand the disclosure of your undeveloped acreage to also present the expiration dates relating to material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

Production of Crude Oil and Natural Gas, page 18

3.   Please disclose the net exploration wells and net development wells you drilled in each of the three prior years as Item 1205 of Regulation S-K requires. We refer you to comment 3 from our letter to you dated January 9, 2009, and your response to that comment.

4.   Please expand your disclosure here or elsewhere on page 29 to provide your production and average sales price by final product sold and the average production cost per unit of production for each of the last three years per the disclosure requirements in Item 1204 of Regulation S-K.

5.   We note your operations in the Austin Chalk contributed to most of your production in the fiscal year ended March 31, 2013, including over 90% of your producing wells. Please note that Item 1204(a) of Regulation S-K also requires disclosure of the production for each field that contains 15% or more of a registrant's total proved reserves. Please determine if additional disclosure is required, and if so, incorporate the additional information in your revised presentation.

Oil and Natural Gas Reserves, page 18

6.   Please expand the disclosure of your internal controls to include the qualifications of the technical person at Lucas Energy, Inc. who is primarily responsible for overseeing the preparation of the reserves estimates disclosed in your filing on Form 10-K. Refer to the requirements set forth in Item 1202(a)(7) of Regulation S-K.

7.   We note your reference to the qualifications set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE) in regards to the technical person primarily responsible for the reserve estimates of Forrest A. Garb & Associates, Inc. Please expand the disclosure here or in Exhibit 99.1 to set forth those standards, indicating those which apply to that technical person.

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Disclosures (Unaudited), page 58

Reserves, page 60

8.   Please revise your disclosure to clearly explain the significant changes in net reserves to the corresponding entry presented in your filing. Refer to FASB ASC paragraph 932-235-50-5.

9.   You disclose that you do "not have a material amount of reserves that have remained undeveloped for five years or more." You also disclose your plans to "convert our PUD

balance as of March 31, 2013 to proved developed reserves within five years or prior to the end of fiscal year 2018."

- For purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of March 31, 2013 will not be developed within five years since your initial disclosure of these reserves in a filing made with the U.S. Securities and Exchange Commission.

- If any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and advise us what specific circumstances justify a period longer than five years. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

<u>Exhibit 99.1</u>

10.   Please tell us if the capital expenditures included in the report also include the costs to abandon the properties.

11.   The reserve report refers to additional supplemental information contained in Attachments A through G which are not included in Exhibit 99.1. Please obtain a revised report to provide the referenced supplemental information. Alternatively, such references should be removed if this supplemental information is not intended to be disclosed in Exhibit 99.1. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting, Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

12.   We also note disclosure which states "any distribution of this report, or any part thereof, must include this letter and the General Comments in their entirety." We note the "General Comments" appear to be contained in Attachment F. However, this attachment is not provided in Exhibit 99.1. As the report is a required disclosure under Item 1202(a)(8) of Regulation S-K, please advise or obtain a revised report to provide the "General Comments."

13.   The reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain a revised report to address the following information in order to satisfy your filing obligations.

- The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

- The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

- A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

- The initial benchmark prices prior to adjustments for differentials in addition to the average realized prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director